E.K. WALLACE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	10,897
Prepaid expenses and deposits		4,416
Total assets		15,313

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		2,978
Accrued expenses		113
Total liabilities		3,091
MEMBER'S EQUITY		12,222
Total liabilities and member's equity	$	15,313

See accompanying notes.